COMMENTS RECEIVED ON MARCH 24, 2011

FROM EDWARD BARTZ

FIDELITY FIXED-INCOME TRUST (File Nos. 002-41839 and 811-02105)

Fidelity U.S. Bond Index Fund

POST-EFFECTIVE AMENDMENT NO. 149

1. "Appendix" (prospectuses)

"Financial Highlights"

C: The Staff requests that we show Financial Highlights for the existing classes of the fund.

R: We are required, pursuant to Item 13 of Form N-1A, to provide financial highlights information "only for periods subsequent to the effective date of the Fund's registration statement." We are not aware of any requirement to disclose the financial highlights information of an existing class offered in a different prospectus. We believe that our disclosure complies with the requirements of Item 13 of Form N-1A. Moreover, while Instruction 3(b) to Item 4 of Form N-1A specifically addresses the circumstances of this prospectus (a new class offered in a stand-alone prospectus) and requires the inclusion of a bar chart and performance table showing data for another class, the Commission chose not to include a similar instruction for Item 8. Accordingly, we have not modified our disclosure.

2. "Fund Summary" (prospectuses)

"Investment Objective"

"The fund seeks to provide investment results that correspond to the total return of the bonds in the Barclays Capital U.S. Aggregate Bond Index."

C: The Staff requests that we define "total return," as a definition is not present in the document.

R: In the context of this fund, total return is the plain English expression of "aggregate price and interest performance" of bonds in the Barclays Capital U.S. Aggregate Bond Index. See Response #8.

3. "Fund Summary" (prospectuses)

"Investment Objective"

"The fund seeks to provide investment results that correspond to the total return of the bonds in the Barclays Capital U.S. Aggregate Bond Index."

C: The Staff requests we include the credit quality for the index.

R: We direct the Staff's attention to the following additional disclosure on the index included in the "Fund Basics" section: "FMR normally invests at least 80% of the fund's assets in bonds included in the Barclays Capital U.S. Aggregate Bond Index (the Index). The Index is composed of U.S. dollar denominated, investment-grade fixed-rate debt issues, including government, corporate, asset-backed, and mortgage-backed securities." Accordingly, we have not modified disclosure.

Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105, Post-Effective Amendment No. 149

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4. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Engaging in transactions that have a leveraging effect on the fund, including investments in derivatives - such as swaps (interest rate, total return, and credit default) and futures contracts - and forward-settling securities, to adjust the fund's risk exposure."

C: The Staff noted that since the fund discloses derivatives as a principal investment strategy, we should refer to the letter from Barry Miller at the SEC to the ICI regarding derivative disclosure and make changes accordingly.

R: We are familiar with Barry Miller's letter to the ICI regarding derivatives disclosure and we believe our current disclosure is consistent with that letter.

5. "Fund Summary" (prospectuses)

"Investment Advisers"

"Fidelity Management & Research Company (FMR) is the fund's manager. Fidelity Investments Money Management, Inc. (FIMM) and other investment advisers serve as sub-advisers for the fund."

C: The Staff would like confirmation that "other investment advisers" do not manage more than 30% of the fund.

R: We confirm that "other investment advisers" do not manage 30% or more of the fund's assets.

6. "Fund Summary" (prospectuses)

"Purchase and Sales of Shares"

(Example from Fidelity Advantage Class prospectus)

"You may buy or sell Fidelity Advantage Class shares of the fund through a Fidelity brokerage or mutual fund account, through a retirement account, or through an investment professional. You may buy or sell shares in various ways:

Internet www.fidelity.com
Phone Fidelity Automated Service Telephone (FAST®) 1-800-544-5555 To reach a Fidelity representative 1-800-544-6666
Mail
Additional purchases: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0003	Redemptions: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

The price to buy one share of Fidelity Advantage Class is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your investment is received in proper form.

The price to sell one share of Fidelity Advantage Class is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105, Post-Effective Amendment No. 149

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The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum - Fidelity Advantage Class	$100,000

The fund may waive or lower purchase minimums."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: We believe the disclosure at issue is consistent with Item 6(a) and 6(b), and note that comments previously received by the Staff on this section were reflected in the 485(a) filing made on February 15, 2011 for the fund.

7. "Investment Details" (prospectuses)

"Principal Investment Risks"

"Leverage Risk. Derivatives, forward-settling securities, and short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities and short sale transactions also involve the risk that a security will not be issued, delivered, available for purchase, or paid for when anticipated. An increase in the market price of securities sold short will result in a loss. Government legislation or regulation could affect the use of these transactions and could limit the fund's ability to pursue its investment strategies."

C: The Staff requests that we add a corresponding strategy for short sales in the "Principal Investment Strategies" section.

R: The fund does not have a principal investment strategy to sell securities short. However, as disclosed, FMR may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument or components of the index underlying the derivative, and forward-settling securities. As further disclosed, forward-settling securities involve a commitment to purchase or sell specific securities when issued, or at a predetermined price or yield, and when a fund does not already own or have the right to obtain securities equivalent in kind and amount, a commitment to sell securities is equivalent to a short sale. For this reason, we believe it is important to disclose the risks that these sort of transaction may entail, even though short selling is not a principal strategy. Accordingly, we have not modified disclosure.

8. "Investment Details" (prospectuses)

"Fundamental Investment Policies"

(Fund Summary)
"The fund seeks to provide investment results that correspond to the total return of the bonds in the Barclays Capital U.S. Aggregate Bond Index."

(Investment Details)
"The fund seeks to provide investment results that correspond to the total return of the bonds in the Barclays Capital U.S. Aggregate Bond Index.

***

Fundamental Investment Policies

The following policy is fundamental, that is, subject to change only by shareholder approval:

The fund seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Barclays Capital U.S. Aggregate Bond Index."

Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105, Post-Effective Amendment No. 149

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C: The Staff noted that the fund's investment objective as stated in the "Fundamental Investment Policies" section of "Investment Details" varies from the "Investment Objective" earlier in the "Investment Details" section and in the "Fund Summary" section. The Staff requests that we modify the language to correspond with all sections of the document, or alternatively provide an explanation for the difference.

R: To address the Staff's comment, we will conform the disclosure related to the fund's objective in the "Fund Summary" and "Investment Details" sections so that it matches the exact wording of the fund's fundamental objective.

9. "Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105, Post-Effective Amendment No. 149

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10. "Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

11. Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.